EXHIBIT 99.17

ALAMOS GOLD INC.

March 31, 2011

(stated in thousands of United States dollars)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to Condensed Interim Consolidated Financial Statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - stated in thousands of United States dollars)

	Note Ref.	March 31, 2011	December 31, 2010	January 1, 2010

A S S E T S
Current Assets
Cash and cash equivalents		$ 156,032	$ 146,334	$ 160,682
Short-term investments		46,561	41,846	26,200
Amounts receivable		4,100	5,749	2,369
Advances and prepaid expenses		7,350	3,136	1,058
Available-for-sale securities	5	10,823	9,380	-
Other financial assets	5	823	1,094	-
Inventory	6	24,284	25,225	20,026

		249,973	232,764	210,335
Exploration and evaluation assets	8	101,353	99,767	521
Mineral property, plant and equipment	7	177,596	173,905	144,822

		$ 528,922	$ 506,436	$ 355,678

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$ 15,484	$ 14,393	$ 11,179
Dividends payable	9	5,834	-	-
Income taxes payable		2,699	3,373	1,988
Current portion of other liabilities	10 b)	448	428	370

		24,465	18,194	13,537

Deferred income taxes		27,183	26,866	22,598
Decommissioning liability	10 c)	7,697	7,559	5,115
Other liabilities	10 a),b)	631	688	834

Total Liabilities		59,976	53,307	42,084

E Q U I T Y
Share capital	11	$ 330,161	$ 325,867	$ 251,752
Contributed surplus		24,916	23,316	12,864
Accumulated other comprehensive income (loss)		(3,432)	(1,332)	-
Retained earnings		117,301	105,278	48,978

		468,946	453,129	313,594

		$ 528,922	$ 506,436	$ 355,678

Commitments and Contingencies	13

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month periods ended March 31, 2011 and 2010

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	Ref.	2011	2010

OPERATING REVENUES
Gold sales		$ 54,376	$ 46,651

OPERATING EXPENSES
Mining and processing		13,658	11,275
Royalties	13 b)	2,601	2,024
Amortization		5,725	5,615
Exploration		2,012	2,041
Corporate and administrative		2,422	2,085
Stock-based compensation	11 b)	2,700	1,543
Employee future benefits		13	27

		29,131	24,610

EARNINGS FROM OPERATIONS		25,245	22,041
Interest income		405	272
Financing expense	10 b),c)	(148)	(110)
Foreign exchange gain (loss)		123	(286)
Other loss	5	(1,118)	(1,406)

Earnings before income taxes for the period		24,507	20,511
Income taxes
- Current tax expense		(7,250)	(7,299)
- Deferred tax recovery		600	2,313

Earnings for the period		$17,857	$15,525
Other comprehensive income
- Unrealized loss on securities		(2,100)	-

Comprehensive income for the period		$15,757	$15,525

Earnings per share
– basic	11 c)	$0.15	$0.14

– diluted	11 c)	$0.15	$0.13

Weighted average number of common shares outstanding

- basic		116,532,000	113,925,000

- diluted		118,143,000	116,044,000

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended March 31, 2011 and 2010

(Unaudited - stated in thousands of United States dollars)

	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity

Balance at December 31, 2009	109,850,108	$251,752	$12,864	$0	$48,978	$313,594
Stock-based compensation	-	-	1,543	-	-	1,543
Shares issued on exercise of options	436,500	3,684	(937)	-	-	2,747
Shares issued on acquisition (note 4)	4,000,000	50,630	-	-	-	50,630
Dividends					(3,429)	(3,429)
Earnings	-	-	-	-	15,525	15,525

Balance at March 31, 2010	114,286,608	$306,066	$13,470	$0	$61,074	$380,610

	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity

Balance at December 31, 2010	116,340,008	$325,867	$23,316	($1,332)	$105,278	$453,129
Stock-based compensation	-	-	2,700	-	-	2,700
Shares issued on exercise of options	344,000	4,294	(1,100)	-	-	3,194
Dividends	-	-	-	-	(5,834)	(5,834)
Earnings	-	-	-	-	17,857	17,857
Other comprehensive income (tax impact; nil)	-	-	-	(2,100)	-	(2,100)

Balance at March 31, 2011	116,684,008	$330,161	$24,916	($3,432)	$117,301	$468,946

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2011 and 2010

(Unaudited - stated in thousands of United States dollars)

	2011	2010
Cash provided by (used in):
Operating Activities
Earnings	$17,857	$15,525
Adjustments for items not involving cash:
Amortization	5,725	5,615
Financing expense	148	110
Employee future benefits	13	27
Unrealized foreign exchange loss	867	155
Deferred income taxes	(600)	(2,313)
Write-down and loss on disposal of assets	-	1,298
Stock-based compensation	2,700	1,543
Other	296	-
Changes in non-cash working capital:
Fair value of forward contracts	486	226
Amounts receivable	(2,562)	(1,615)
Inventory	710	(1,629)
Advances and prepaid expenses	1,317	(267)
Accounts payable, taxes payable and accrued liabilities	2,418	4,859

	29,375	23,534

Investing Activities
Purchases of securities	(3,274)	-
Acquisition of Turkish properties	-	(40,180)
Contractor advances	(5,530)	-
Short-term investments (net)	(4,715)	12,054
Proceeds on sale of equipment	444	300
Exploration and evaluation assets	(1,586)	(416)
Mineral property, plant and equipment	(8,920)	(9,518)

	(23,581)	(37,760)

Financing Activities
Common shares issued	3,194	2,747

Effect of exchange rates on cash and cash equivalents	710	887

Net increase (decrease) in cash and cash equivalents	9,698	(10,592)
Cash and cash equivalents - beginning of period	146,334	160,682

Cash and cash equivalents - end of period	$156,032	$150,090

Supplemental information:
Interest paid	$ -	$ -
Interest received	$220	$185
Income taxes paid (note 5)	$4,400	$1,347

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010

(Unaudited - stated in United States dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico and Turkey. The Company owns and operates the Mulatos mine (the “Mine”) and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, in January 2010, the Company acquired the Agi Dagi and Kirazli gold development projects in Turkey.

2. BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements, including comparative figures, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS are included in Note 15.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections disclosed in Note 15, the Company has consistently applied the same accounting policies in our opening IFRS balance sheet as at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

The policies applied in these condensed interim consolidated financial statements are presented in Notes 2 and 3 and are based on IFRS issued and outstanding as of the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS. The condensed interim consolidated financial statements should be read in conjunction with our Canadian GAAP annual financial statements for the year ended December 31, 2010.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 3, 2011.

Use of estimates and judgments

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include: impairment of tangible and intangible assets, recoverable reserves, inventory recoveries, share-based payments, decommissioning liabilities, units of production amortization, provisions and contingencies, and recovery of deferred tax assets.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years include: determination of functional currency and amortization methods.

i) Impairment:

The Company assesses its mineral property, plant and equipment and exploration and evaluation assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

ii) Recoverable reserves:

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its recoverable reserves based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, future capital requirements, and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mineral property, plant and equipment, decommissioning liabilities, and amortization expense.

iii) Units-of-production (“UOP”) amortization:

Estimated recoverable reserves are used in determining the amortization of certain mineral property, plant and equipment. This results in a amortization charge proportional to the depletion of the anticipated remaining mine life. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditures. Numerous UOP amortization methods are available to choose from; the Company has adopted a methodology based on estimated recoverable ounces over the life of mine.

iv) Inventory (note 6):

The Company accounts for its in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

v) Share based payments (note 11 b)):

The Company follows accounting guidelines in determining the fair value of stock-based compensation. The computed amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Stock-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

vi) Decommissioning liabilities (note 10 c)):

The Company is required to determine the expected value of the estimated costs of decommissioning liabilities and to recognize this value as a liability when reasonably determinable. Key assumptions in determining the amount of the liability are total undiscounted cash outflows, expected timing of payment of the cash outflows and appropriate inflation and discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to financing expense in the statement of comprehensive income. The Company calculated its estimated mine site closure costs based on a mine closure and reclamation plan prepared by management and reviewed by an independent third party. The majority of the expenditures associated with reclamation and mine closure will be incurred at the end of the mine life, expected to be approximately 9 years based on expected proven and probable reserves and the current rate of production.

vii) Provisions (note 10):

The Company records provisions which include various estimates, including the Company’s best estimate of the future costs associated with settlement of the obligation, and discount rates applied. Such estimates are necessarily calculated with reference to external sources, all of which are subject to annual review and change.

viii) Recovery of deferred tax assets:

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

Functional and presentation currency

These condensed interim consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain derivative and available-for-sale financial instruments which are measured at fair value. The Company prepares its consolidated financial statements, except for cash flow information, using the accrual basis of accounting.

3. SIGNIFICANT ACCOUNTING POLICIES

Summarized below are those policies considered significant to the Company. All accounting policies have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Basis of consolidation

The interim consolidated financial statements include the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company balances and transactions have been eliminated.

The condensed interim consolidated financial statements include the financial statements of the parent company, Alamos Gold Inc., and its subsidiaries as listed below:

	Country of Incorporation	Equity Interest

		2011	2010

Alamos Gold Inc.	Canada	-	-
Minas de Oro Nacional, S.A. de C.V.	Mexico	100%	100%
Servicios Administrativos y Operativos S.A. de C.V.	Mexico	100%	100%
Minera Bienvenidos S.A. de C.V.	Mexico	100%	100%
Kuzey Biga Madencilik Sanayi Ticaret AS	Turkey	100%	100%
Dogu Biga Madencilik Sanayi Ticaret AS	Turkey	100%	100%
Alamos Eurasia Madencilik AS	Turkey	100%	100%

Foreign currency transactions

Transactions in foreign currencies are converted to the Company’s functional currency at exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated into the Company’s functional currency at the exchange rate prevailing at the Statement of Financial Position date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. Revenues and expenses are translated at exchange rates prevailing on the date of the transactions, with the exception of inventory transfers and amortization which are translated at historical exchange rates. All exchange gains and losses are included in the determination of earnings.

Revenue recognition

Revenue is earned from the sale of gold and is recognized when dore or refined metal is delivered to a purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal for each delivery. Revenue is measured at the fair value of the consideration received or receivable.

Costs incurred or premium income related to forward sales or option contracts are recognized in revenue when the contract is settled. Changes in the fair value of outstanding forward sales or option contracts are recognized in earnings.

Inventory

Inventory which includes gold-in-process, dore and parts and supplies, is stated at the lower of cost or net realizable value.

(i)	Dore represents a bar containing predominantly gold by value which is generally refined off-site to return saleable metals. Dore inventory is valued at the lower of average cost to produce the dore and net realizable value.

(ii)	In-process inventory represents costs that are incurred in the process of converting mineralized ores into partially refined precious metals, or dore. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form. The recovery of gold from ore is achieved through the heap leaching process. Under this method, ore is crushed and placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered.

Cost of in-process inventory includes operating costs incurred to that stage of the process plus amortization of mineral property, plant and equipment relating to that stage of the process. Costs capitalized to in-process inventory include direct and indirect materials and consumables; direct labour; repairs and maintenance; utilities; amortization of mineral property, plant and equipment; and local mine administrative expenses. Costs are removed from in-process inventory and transferred to dore inventory as ounces are produced based on the average cost per recoverable ounce on the leach pad. Costs are recorded in mining and processing costs in the statement of comprehensive income on the sale of refined gold, as well as the impact of inventory movement reflected through mining and processing costs in the statement of comprehensive income. Recoverable gold on the leach pads is estimated based on the quantities of ore placed on the leach pads (based on measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on estimated ultimate recovery assumptions). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels; as a result, estimates are refined based on actual results over time. The ultimate recovery of gold from leach pads will not be known until the leaching process is concluded at the end of the mine life.

(iii)	Parts and supplies inventory is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.

Mineral property, plant and equipment

i) Mineral property acquisition and mine development costs:

The Company may hold interests in mineral property in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The Company capitalizes payments made in the process of acquiring legal title to these properties.

Property acquisition and mine development costs are recorded at cost. Pre-production expenditures are capitalized until the commencement of production. Mine development costs incurred to expand operating capacity, develop new orebodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are charged to operations as incurred. Interest on financing attributable to mine development is capitalized to mine development costs while construction and development activities at the property are in progress. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs. Property acquisition and mine development costs are amortized by the units-of-production method based on estimated recoverable reserves.

ii) Exploration expenditures:

Exploration expenditures on non-producing properties, including drilling and related costs, identified as having development potential, as evidenced by a positive economic analysis of the project, are treated as mine development costs and capitalized. Expenditures incurred on deposits contiguous with a known deposit which has undergone a positive economic analysis are treated as mine development costs and capitalized. Exploration expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred. Drilling costs incurred during the production phase for operational ore control are charged to operations as incurred.

iii) Mining plant and equipment:

Plant and equipment is stated at cost less accumulated amortization and accumulated impairment losses. Cost includes all expenditures that are directly attributable to the acquisition of the asset. Borrowing costs on qualifying assets are capitalized until the asset is capable of carrying out its intended use. Plant and equipment is amortized on a units-of-production basis over estimated recoverable reserves or on a straight-line basis over the estimated useful life of the asset, whichever period is lower.

Estimates of residual values, useful lives and methods of amortization are reviewed each reporting period, and adjusted prospectively if appropriate.

iv) Subsequent costs:

The cost of replacing part of an item within mineral property, plant and equipment is recognized when the cost is incurred and it is probable that the future economic benefits will flow to the Company, and the costs can be measured reliably. The carrying amount of the part that has been replaced is expensed. Routine repairs and maintenance are expensed as incurred.

v) Impairment:

The carrying values of mineral property, plant and equipment are reviewed for indications of impairment at each reporting date. When impairment indicators exist, then the asset’s recoverable amount is estimated.

If it is determined that the estimated recoverable amount is less than the carrying value of an asset, or its cash-generating unit (“CGU”), then a write-down is made with a charge to operations. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (the CGU). Impairment losses recognized in respect of CGU’s are allocated on a pro rata basis to the assets in the unit.

The recoverable amount of an asset or cash-generating unit is the greater of its value-in-use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows of a mine or development property are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Estimated future cash flows include estimates of recoverable ounces of gold based on proven and probable reserves. To the extent that economic value exists beyond the proven and probable reserves of a mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices, production levels, capital, reclamation costs and income taxes. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

(vi) Reversal of impairment:

An impairment loss is reversed if there is indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Cash and cash equivalents

Cash and cash equivalents, which include cash and highly liquid investments with original maturities of three months or less at the date of acquisition, are recorded at cost, which approximates fair value.

Short-term investments

Short-term investments, which represent highly liquid investments with original maturities of greater than three months at acquisition, are recorded at cost, which approximates fair value.

Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in earnings except to the extent it relates to items recognized directly in equity or in other comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities:

•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable profit

•	goodwill

•

taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs except to the extent it relates to items recognized directly in equity or in other comprehensive income.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced to its recoverable amount.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to the same taxable entity and income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

Share-based payments

The Company grants stock options to buy common shares of the Company through its stock option plan as described in note 11 b). The Company accounts for share-based payments using the fair value method. Under this method, compensation expense is measured at fair value on the date of grant using the Black-Scholes option pricing model, and is recognized as an expense or capitalized, depending on the nature of the grant, with a corresponding increase in equity, over the period that the employees earn the options. The amount recognized as an expense is adjusted to reflect the number of share options expected to vest.

Decommissioning liabilities

The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company has made, and will continue to make expenditures to comply with such laws and regulations. The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. Decommissioning costs expected to be incurred in the future are estimated by the Company’s management based on the information available to them. Actual decommissioning costs could be materially different from the current estimates. Any change in cost estimates, discount rates, or other assumptions should additional information become available would be accounted for on a prospective basis. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

The net present value of the future rehabilitation cost estimates arising from decommissioning of property, plant and equipment is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding mining asset. This asset is amortized on a unit-of-production basis over the estimated life of the mine while the corresponding liability accretes to its undiscounted value by the end of the mine’s life. Refer to note 10 c).

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

Employee future benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits. Employee future benefits include statutorily mandated accrued benefits payable to employees in the event of termination in certain circumstances. The net present value of termination benefits are recognized as an expense and associated liability when the amount can be reasonably estimated at the discounted value of the expected future payments. Refer to note 10 a).

Financial instruments

The Company’s financial instruments consist primarily of monetary assets and liabilities, the fair value of which approximate their carrying value due to the short-term nature of these instruments.

The Company may enter into foreign exchange forward contracts to manage the Company’s exposure to fluctuations in the Canadian and United States dollar and Mexican peso foreign exchange rates. The Company may also enter into forward gold sale transactions. These forward contracts are marked-to-market and recognized in the consolidated financial statements at their fair value.

Financial assets

Financial assets are classified into one of four categories:

•	fair value through profit or loss (“FVTPL”);

•	held-to-maturity (“HTM”);

•	available for sale (“AFS”); and,

•	loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i) FVTPL financial assets:

Financial assets are classified as FVTPL when the financial asset is held for trading or it is designated as FVTPL upon initial recognition. A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future;

•	it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has classified its cash and cash equivalents and share purchase warrants held in third party companies as FVTPL financial assets, and are included in other financial assets on the statement of financial position.

(ii) HTM investments:

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not currently have any assets classified as HTM investments.

(iii) AFS financial assets:

Non-derivative financial assets, including investments in securities, are classified as AFS and are stated at fair value. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange differences are recognized in other comprehensive income and presented within equity in accumulated other comprehensive income (loss). As a result, the assets’ carrying values approximate their fair values.

Impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, are recognized directly in profit or loss rather than equity. When an investment is derecognized or is determined to be impaired, the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is included in profit or loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot foreign exchange rate at the statement of financial position date. The change in fair value attributable to translation differences on amortized cost of the asset is recognized in profit or loss, while other changes are recognized in equity.

(iv) Loans and receivables:

Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value plus any directly attributable transaction costs. Subsequently, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified.

(v) Impairment:

A financial asset, other than those classified as FVTPL, is assessed at each reporting period date for indicators of impairment. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in accumulated other comprehensive income (loss), and presented in unrealized gains/losses on available-for-sale financial assets in equity, to profit or loss. The cumulative loss that is removed from accumulated other comprehensive income (loss) and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

(vi) Determination of fair value:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements of the fair value of financial assets and liabilities.

•	Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2. Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3. Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has determined that available for sale instruments and other financial assets fall within level 1 of the fair value hierarchy, and all other financial instruments outstanding as at the date of the statement of financial position fall within level 2 of the fair value hierarchy.

Financial liabilities

(i) Other financial liabilities:

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The Company has classified accounts payable and accrued liabilities, dividends payable, and property acquisition liabilities as other financial liabilities.

Earnings per share

Basic earnings per share is calculated by dividing the net earnings available to common shareholders divided by the weighted average number of common shares outstanding during the year. The diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of the dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the year.

Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profit such as unrealized gains or losses on available-for-sale investments and gains or losses on certain derivative instruments. The Company’s comprehensive income (loss), components of other comprehensive income, and cumulative translation adjustments are presented, net of tax, in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

Future Accounting Policy Changes

Financial Instruments IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its financial instruments.

4. ACQUISITION OF TURKISH PROPERTIES

On January 6, 2010, the Company completed the acquisition of the Agi Dagi and Kirazli gold projects (the “projects”) through the purchase of certain Turkish subsidiaries held by Fronteer Development Group Inc. (“Fronteer”) and Teck Resources Limited (“Teck”).

This transaction does not meet the definition of a business combination. Consequently, the transaction has been recorded as an acquisition of an asset.

The Company paid a total of US$40 million cash and issued an aggregate of 4 million common shares to Teck (as to 60%) and Fronteer (as to 40%) in total consideration for the projects. In addition, a third party has a 2% Net Smelter Return Royalty on production from the Agi Dagi project. The total purchase price was $91,334,000 including transaction costs of $704,000.

The purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value. The fair value of the net assets acquired was in excess of the consideration paid and was therefore allocated to the mineral property, plant and equipment on a pro rata basis.

Assets acquired and liabilities assumed	($000)
Current assets	260
Mineral property, plant and equipment	91,074

$91,334

Consideration paid	($000)
Cash	40,000
Issuance of shares	50,630
Transaction costs	704

$91,334

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	March 31 2011	December 31, 2010
	($000)	($000)

FVTPL (1)	202,593	188,180
Derivative instruments designated as FVTPL (2)	823	1,094
Available for sale (3)	10,823	9,380
Loans and receivables (4)	4,100	5,749
Derivative contracts designated as FVTPL (5)	(1,201)	(715)
Other financial liabilities (6)	(23,547)	(17,831)

(1)

Includes cash of $71.7 million (December 31, 2010 - $80.6 million), cash equivalents of $84.3 million (December 31, 2010 - $65.7 million) and short-term investments of $46.6 million (December 31, 2010 - $41.8 million).

(2)	Includes the Company’s investment in the warrants of Primero Mining Corp. The Company recorded a mark to market loss of $0.3 million for the period ended March 31, 2011 (March 31, 2010 - nil).
(3)

Includes the Company’s investment in the common shares of Primero Mining Corp and other publicly traded entities. The Company recorded a mark-to-market loss of $2.1 million for the period ended March 31, 2011 which is recorded in other comprehensive income (March 31, 2010 - nil).

(4)

Includes amounts receivable. As permitted by Mexican tax law, the Company offset $3.8 million of Mexican value-added tax receivables against its current taxes payable liability for the three-months ended March 31, 2010 ($14.2 million for year ended December 31, 2010).

(5)

Includes the Company’s foreign currency forward and option contracts and gold option contracts which, for accounting purposes, are not considered to be effective hedges. These are classified within accounts payable and accrued liabilities in the consolidated balance sheet.

(6)	Includes accounts payable and accrued liabilities, income taxes payable, dividend payable, and property acquisition obligations.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The fair values of the Company’s financial instruments are not materially different from their carrying values.

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. At March 31, 2011 and December 31, 2010, the Company had no outstanding gold contracts.

At March 31, 2011, the Company had outstanding contracts to deliver $18 million CAD in exchange for a fixed amount of USD at future dates up to September 2011, with CAD:USD rates ranging from 1.01:1 to 1.04:1. The mark-to-market liability associated with these contracts at March 31, 2011 was $1.2 million (2010 - $0.7 million).

6. INVENTORY

	March 31, 2011	December 31, 2010
	($000)	($000)

Precious metals dore and refined precious metals	4,816	5,201
In-process precious metals	8,922	10,469
Parts and supplies	10,546	9,555
	$ 24,284	$ 25,225

The carrying value of inventory is calculated using weighted average cost. The amount of inventory charged to operations as mining and processing costs during the three-month period ended March 31, 2011 was $14,363,000 (three-month period ended March 31, 2010 - $10,939,000). The amount of inventory charged to operations as amortization in the three-month period ended March 31, 2011 was $4,784,000 (three-month period ended March 31, 2010 - $3,740,000).

7. MINERAL PROPERTY, PLANT AND EQUIPMENT

	Mining plant and equipment ($000)	Office and computer equipment ($000)	Construction in progress ($000)	Subtotal ($000)	Mineral property and deferred development ($000)	Total ($000)
Cost as at January 1, 2011	152,606	1,733	6,236	160,575	97,697	258,272
Additions	630	173	7,930	8,733	210	8,943

Disposals	(23)	-	-	(23)	-	(23)
Transfers from / (to) construction in progress	20	-	(20)	-	-	-
Cost as at March 31, 2011	$153,233	$1,906	$14,146	$169,285	$97,907	$267,192

	Mining plant and equipment ($000)	Office and computer equipment ($000)	Construction in progress ($000)	Subtotal ($000)	Mineral property and deferred development ($000)	Total ($000)
Accumulated amortization and impairment as at January 1, 2011	57,943	859	-	58,802	25,565	84,367
Amortization expense	4,181	112	-	4,293	949	5,242

Disposals	(13)	-	-	(13)	-	(13)
Accumulated amortization and impairment as at March 31, 2011	$62,111	$971	$-	$63,082	$26,514	$89,596
Net book value as at March 31, 2011	$91,122	$935	$14,146	$106,203	$71,393	$177,596

	Mining plant and equipment ($000)	Office and computer equipment ($000)	Construction in progress ($000)	Subtotal ($000)	Mineral property and deferred development ($000)	Total ($000)
Cost as at January 1, 2010	132,200	1,212	2,528	135,940	74,742	210,682
Additions	3,352	541	46,556	50,449	1,368	51,817
Change in decommissioning liability	-	-	-	-	2,036	2,036
Disposals	(6,243)	(20)	-	(6,263)	-	(6,263)
Transfers from / (to) construction in progress	23,297	-	(42,848)	(19,551)	19,551	-
Cost as at December 31, 2010	$152,606	$1,733	$6,236	$160,575	$97,697	$258,272

	Mining plant and equipment ($000)	Office and computer equipment ($000)	Construction in progress ($000)	Subtotal ($000)	Mineral property and deferred development ($000)	Total ($000)
Accumulated amortization and impairment as at January 1, 2010	45,512	615	-	46,127	19,733	65,860
Amortization expense	14,864	245	-	15,109	5,832	20,941

Disposals	(2,433)	(1)	-	(2,434)	-	(2,434)
Accumulated amortization and impairment as at December 31, 2010	$57,943	$859	$-	$58,802	$25,565	$84,367
Net book value as at December 31, 2010	$94,663	$874	$6,236	$101,773	$72,132	$173,905

Construction-in-progress and certain deferred development costs totaling $53.3 million at March 31, 2011 ($45.1 million at December 31, 2010) are not subject to amortization until such time as the related assets are used in operations.

8. EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets include the Company’s Turkish assets. Exploration and evaluation assets are not subject to amortization.

	Turkey	Mexico	Total

	($000)	($000)	($000)

Cost as at January 1, 2010	521	-	521
Additions	99,246	-	99,246

Cost as at December 31, 2010	99,767	-	99,767
Additions	1,586	-	1,586

Cost as at March 31, 2011	$101,353	$-	$101,353

Exploration and evaluation immediately expensed are included in exploration expense in the statements of comprehensive income and totaled $2.0 million for the period ended March 31, 2011 (2010 - $2.0 million)

9. DIVIDENDS PAYABLE

	Three-months ended March 31, 2011	Year ended December 31, 2010

	($000)	($000)

Declared and paid during the period	-	7,495
Declared and payable	5,834	-

	$ 5,834	$ 7,495

Dividend per share	$0.05	$0.065

On March 14, 2011, the Company declared a cash dividend of $0.05 per share which has not been paid at March 31, 2011. The dividend is payable on May 2, 2011 to common shareholders of record at the close of business on April 15, 2011.

10. PROVISIONS

a)	Employee future benefits

The Company accrues employee future benefits for all contract workers paid through its subsidiary employment services company. These benefits consist of a one-time payment equivalent to twelve days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with fifteen or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months’ wages upon involuntary termination without just cause.

The liability associated with the seniority and termination benefits is calculated as the present value of expected future payments. In determining the expected future payments, assumptions regarding employee turnover rates, inflation, minimum wage increases and expected salary levels are required and are subject to review and change.

A continuity of the employee future benefits provision is as follows:

	Three months ended March 31, 2011	Year ended December 31, 2010

	($000)	($000)

Obligations at beginning of period	336	258
Current service cost	12	151
Payments made against the liability	(11)	(83)
Impact of foreign exchange	11	10

Obligations at end of period	$348	$336

b)	Property acquisition obligations

The Company is in the process of acquiring property adjacent to its present and prospective mining operations, including property comprising the town of Mulatos. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments over periods varying from three to five years. Obligations are recognized when a legal contract is signed by both parties and are measured at the discounted value of expected future payments. The discounted value accretes to the estimated future value over the period of the payment obligation. At March 31, 2011 and December 31, 2010, the Company applied a discount rate of 4.50% to expected future payments.

A continuity of property acquisition obligations is as follows:

	Three months ended March 31, 2011	Year ended December 31, 2010

	($000)	($000)

Obligations at beginning of period	780	946
Payments made and revisions in estimated cash flows and changes in assumptions	(59)	(208)
Accretion of discounted cash flows	10	42

Obligations at end of period	$731	$780

Comprising:
Current obligation	$448	$428
Non-current obligations	283	352

	$731	$780

c)	Decommissioning liability

The fair value of a liability for a decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the fair value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

A continuity of asset retirement obligations is as follows:

	Three months ended March 31, 2011	Year ended December 31, 2010

	($000)	($000)

Obligations at beginning of period	7,559	5,115
Revisions in estimated cash flows and changes in assumptions	-	2,036
Accretion of discounted cash flows	138	408

Obligations at end of period	$7,697	$7,559

11. SHARE CAPITAL

a) Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount
		($000)
Outstanding at January 1, 2011	116,340,008	325,867
Exercise of stock options	344,000	3,194
Transfer from contributed surplus to share capital for stock options exercised	-	1,100

Outstanding at March 31, 2011	116,684,008	$330,161

b) Stock options

The Company has a stock option plan, originally approved by the Board of Directors (the “Board”) on April 17, 2003, to allow the Company to grant incentive stock options to its directors, officers, employees and consultants. At the Company’s annual general meeting held on May 24, 2005, as amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, and June 2, 2010, the shareholders of the Company approved an amendment to the Company’s stock option plan. Under the amended stock option plan, the number of shares reserved for issuance cannot exceed 10% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

Stock options granted to directors, officers and certain consultants are exercisable for a five-year period, and options granted to employees are generally exercisable for a three-year period. Incentive stock options granted vest 20% on the date of grant, and 20% at each six-month interval following the date of grant.

The following is a reconciliation of the changes in the number of stock options outstanding for the period ended March 31, 2011:

	Number	Weighted average exercise price
		($CAD)
Outstanding at January 1, 2011	6,914,700	11.98
Granted	50,000	16.39
Exercised	(344,000)	9.14
Forfeited	(26,800)	10.34

Outstanding at March 31, 2011	6,593,900	$12.17

The weighted average share price at the date of exercise for stock options exercised in 2011 was CAD $17.75.

For the three-months ended March 31, 2011, the Company granted 50,000 incentive stock options to purchase common shares in the capital of the Company at exercise prices at CAD $16.39 per share. For the three-months ended March 31, 2010, the Company granted 350,000 incentive stock options at an exercise prices ranging from CAD $13.04 to CAD $13.43 per share.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For options granted in the three-month periods ended	March 31, 2011	March 31, 2010

Weighted average share price at grant date	$16.39	$13.21
Risk-free rate	1.7%	1.4% - 2.2%
Expected dividend yield	0.65%	Nil
Expected stock price volatility (based on historical volatility)	43%-58%	55%-65%
Expected option life, based on terms of the grants (months)	20-36	20-60

Weighted average per share fair value of options granted	$5.11	$5.26

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at March 31, 2011, 3,884,300 stock options were exercisable. The remaining 2,709,600 outstanding stock options vest over the following two years.

Stock options outstanding and exercisable as at March 31, 2011:

	Outstanding			Exercisable

Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise prices	options	average	average	options	average
($CAD)		exercise	remaining		exercise
		price ($CAD)	contractual life (years)		price ($CAD)

$6.00 - $8.00	1,203,500	7.13	1.24	1,173,500	7.11
$8.01 - $10.00	1,524,000	9.57	2.51	1,234,000	9.53
$10.01 - $14.00	280,000	12.82	3.03	100,000	13.16
$14.01 - $15.00	3,421,400	14.81	3.73	1,340,800	14.83
$15.01 - $17.28	165,000	16.98	2.61	36,000	16.99

	6,593,900	$12.17	2.95	3,884,300	$10.79

c) Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents

	March 31, 2011	March 31, 2010

Earnings for the period (000)	$17,857	$15,525
Weighted average number of common shares outstanding	116,532,000	113,925,000

Basic earnings per share	$0.15	$0.14
Dilutive effect of stock options outstanding	1,611,000	2,119,000

Diluted earnings per share	$0.15	$0.13

12. SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, Mexico and Turkey.

As at	March 31, 2011				December 31, 2010
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Non-current assets	176,402	102,314	233	278,949	173,361	100,201	110	273,672
Assets	322,080	110,165	96,677	528,922	319,242	107,832	79,362	506,436
Liabilities	51,412	534	8,030	59,976	50,694	1,306	1,307	53,307

Three-month periods ended	March 31, 2011				March 31, 2010
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Revenues	54,376	-	-	54,376	46,651	-	-	46,651
Earnings (loss)	22,729	(25)	(4,847)	17,857	18,570	(123)	(2,922)	15,525

13. COMMITMENTS AND CONTINGENCIES

a)	Escondida Development

During the third quarter of 2009, the Company signed a contract with an international mining contractor to develop the Escondida zone of the Mulatos Pit. Development began in the third quarter of 2009 and is expected to be completed over approximately a two and a half year period, following which the Company will begin mining the underlying deposit. The total contract value is approximately $61.2 million, and is subject to the contractor achieving certain preset performance conditions. As at March 31, 2011, the Company has incurred approximately $33.8 million in project to date expenditures relating to this contract.

b)	Royalty

Production from certain concessions within the Salamandra district, including the Mine, is subject to a sliding scale production royalty. At current gold prices above $400 per ounce, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at March 31, 2011, the royalty was paid or accrued on approximately 695,000 ounces of applicable gold production. Royalty expense for the three-months ended March 31, 2011 was $2.6 million compared to $2.0 million in 2010.

In addition, a third party has a 2% Net Smelter Return Royalty on production from the Company’s Agi Dagi project. The Company has not recorded an accrual for this royalty at March 31, 2011 as the project is not in production.

c)	Mulatos Town Relocation

The Company commenced the planned relocation of the town of Mulatos in 2007. Relocation contracts have been signed with in excess of half of the families residing in Mulatos at the start of the relocation program. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the relocation effort in 2007, the Company has invested approximately $6,630,000 in property acquisition, relocation benefits, legal and related costs. In addition, the Company has recognized a liability of $731,000 representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at March 31, 2011. The discounted value of the liability was capitalized to mineral property, plant and equipment.

During the second quarter of 2008, the Company entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1,250,000 in order to secure temporary occupation rights to specified land. An additional payment of approximately $1,100,000 based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at March 31, 2011. The probability and timing of this additional payment is currently unknown to the Company.

During the third quarter of 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings have commenced, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

14. RECLASSIFICATION

The comparative financial statements have been reclassified to conform to the presentation of the current period financial statements.

15. IFRS TRANSITION FROM PREVIOUS GAAP

The Company’s consolidated financial statements for the year ending December 31, 2011 will be the first annual financial statements that comply with IFRS. The Company has prepared its opening IFRS balance sheet by applying existing IFRS standards in effect at the release of these condensed interim financial statements. However, the opening IFRS balance sheet and the December 31, 2010 comparative balance sheet presented in consolidated financial statements for the year ending December 31, 2011 may differ from those presented at this time if there are changes to IFRS standards that require retroactive adjustment.

As stated in note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRS. The accounting policies in note 3 have been applied in preparing the condensed interim consolidated financial statements for the period ended March 31, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and in preparation of an opening IFRS statement of financial position at January 1, 2010.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in consolidated financial statements prepared in accordance with previous Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance, and cash flows is set out below.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities charged or credited to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

(a)	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has utilized this election and has therefore applied IFRS 3 only to business combinations that occurred on or after January 1, 2010.

(b)	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the latter of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, which have been accounted for in accordance with Canadian GAAP. The effect of applying IFRS 2 to unvested options at the transition date was to reduce retained earnings by $2.8 million as at January 1, 2010, with an offsetting adjustment to contributed surplus.

(c)	Compound financial instruments

IAS 32 Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity, the first portion is in retained earnings and represents the cumulative interest accreted on the liability components, while the other portion represents the original equity component. The Company has utilized this IFRS 1 exemption to not require separation of these two portions if the liability component is no longer outstanding at the transition date.

(d)	Decommissioning liabilities

Under IFRS 1, an entity can elect not to retrospectively calculate the effect of each change in estimate that occurred prior to the transition date on the decommissioning asset and related amortization. Instead, it can elect to measure the liability at the transition date using a shortcut method. The Company has elected to use the IFRS 1 exemption and has measured the decommissioning asset and liability using the short cut method available. The effect was to reduce mineral property, plant and equipment and decommissioning liability by $0.3 million as at January 1, 2010.

(e)	Mineral property, plant and equipment - deemed cost

IFRS 1 includes an election to use fair value or revaluation as deemed cost for mineral property, plant and equipment, and is available on an asset-by-asset basis. The IFRS 1 election is separate from the policy choice available to measure long-lived assets at cost or under the revaluation model. The Company has elected to apply the IFRS 1 exemption to certain mobile equipment, which has resulted in a reduction of mineral property, plant and equipment of $1.5 million as at January 1, 2010, with an after-tax adjustment to retained earnings of $1.0 million.

(f)	IAS 23 - Borrowing Costs

In accordance with IFRS 1, the Company has elected to prospectively apply IAS 23 effective January 1, 2011.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

(g)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous GAAP applied, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

(h)	Mineral property, plant and equipment

IFRS 6 requires that an entity classify each asset in the exploration for and evaluation of mineral resources as tangible or intangible according to the nature of the assets acquired and to apply the classification consistently. As a result, the Company has reclassified certain assets previously classified as mineral property, plant and equipment to exploration and evaluation assets.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP Statement of Operations and Comprehensive Income, Statement of Financial Position and Statement of Cash Flows for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained.

(i)	Mineral property, plant and equipment

Due to the adjustments to the provision for decommissioning liabilities and the adjustment for deemed cost election discussed in (d) and (e) above respectively, the cost of property plant and equipment is different in accordance with IFRS than in accordance with Canadian GAAP. As a result, even though amortization is calculated in the same manner, the amount of amortization differs by $0.3 million for the year ended December 31, 2010.

(j)	Share-based payments

IFRS

•

Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

•	Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Canadian GAAP

•	The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.

•	Forfeitures of awards are recognized as they occur.

The effect of applying IFRS 2 was an increase to stock based compensation expense by $3.0 million for the year ended December 31, 2010, with an offsetting adjustment to contributed surplus.

(k)	Provision for decommissioning liabilities

IFRS

•	The provision for decommissioning liabilities must be adjusted for changes in key assumptions, including the discount rate.

Canadian GAAP

•	The provision for decommissioning liabilities is not adjusted for changes in key assumptions, including the discount rate.

The effect was an increase in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to decommissioning liability.

(l)	Provision for property acquisition obligations

IFRS

•	The provision for property acquisition obligations must be discounted using a discount rate applicable to settling the liability.

Canadian GAAP

•	The provision for property acquisition obligations must be discounted using a credited adjusted risk-free discount rate.

The effect was a decrease in financing expense by a nominal amount for the year ended December 31, 2010, with an offsetting adjustment to the property acquisition obligation.

(m)	Deferred tax liability

IFRS

A deferred tax liability is recognised for a temporary difference, except to the extent the deferred tax liability arises from:

•	the initial recognition of goodwill; or

•	the initial recognition of an asset or liability in a transaction that:

•	is not a business combination; and

•	at the time of the transaction, affects neither accounting profit nor taxable profit.

Canadian GAAP

A deferred tax liability is recognised for all taxable temporary differences unless they arise from the initial recognition of goodwill. There is no exemption for the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit. Under Canadian GAAP, the carrying value of an asset acquired other than in a business combination is adjusted for the amount of the deferred tax recognized.

The effect was a reduction of the deferred income tax liability balance of $2.7 million as at January 1, 2010, with an offsetting adjustment to mineral property, plant and equipment of $2.9 million and opening retained earnings of $0.2 million. In addition, in 2010, mineral property, plant and equipment and deferred income taxes were reduced by $17.7 million, as well as foreign exchange loss and deferred income tax expense increased by a total of $1.9 million for the year ended December 31, 2010, with an offsetting adjustment to increase deferred income tax liability.

(n)	Deferred tax asset / liability

IFRS

For non-monetary assets, temporary differences that arise when changes in exchange rates lead to changes in the tax basis rather than the carrying amounts of those assets measured in the functional currency are recognized as a deferred tax asset / liability.

Canadian GAAP

For non-monetary assets, temporary differences that arise when changes in exchange rates lead to changes in the tax basis rather than the carrying amounts of those assets measured in the functional currency are not recognized.

The effect was an increase in deferred income tax liability by $5.4 million as at January 1, 2010, with an offsetting adjustment to opening retained earnings. In addition, the effect was a decrease in deferred income tax expense by $2.5 million for the year ended December 31, 2010, with an offsetting adjustment to deferred income tax liability.

(o)	Available for Sale financial assets

IFRS

For available for sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in net income.

Canadian GAAP

For available for sale financial assets, foreign exchange amounts arising from translation of the assets are recorded in other comprehensive income.

(p)	Presentation

The presentation in accordance with IFRS differs from the presentation in accordance with Canadian GAAP.

The January 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

A S S E T S	Ref.	CDN GAAP	IFRS Adjustments	IFRS
Current Assets
Cash and cash equivalents		$160,682	$ -	$160,682
Short-term investments		26,200	-	26,200
Amounts receivable		2,369	-	2,369
Advances and prepaid expenses		1,058	-	1,058
Inventory		20,026	-	20,026

		210,335	-	210,335
Exploration and evaluation assets	(h)	-	521	521
Mineral property, plant and equipment	(d),(e) (h),(m)	149,947	(5,125)	144,822

		360,282	(4,604)	355,678

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$11,179	$ -	$11,179
Income taxes payable		1,988	-	1,988
Current portion of other liabilities		370	-	370

		13,537	-	13,537
Deferred income taxes	(d),(e) (m),(n)	20,354	2,244	22,598
Decommissioning liability	(d)	5,432	(317)	5,115
Other liabilities	(l)	759	75	834

Total Liabilities		40,082	2,002	42,084

E Q U I T Y

Share capital		251,752	-	251,752
Contributed surplus	(b)	10,114	2,750	12,864
Retained earnings	(b),(d),(e) (m),(n),(l)	58,334	(9,356)	48,978

		320,200	(6,606)	313,594

		$360,282	($4,604)	$355,678

The March 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

A S S E T S	Ref.	CDN GAAP	IFRS Adjustments	IFRS
Current Assets
Cash and cash equivalents		$150,090	$ -	$150,090
Short-term investments		14,146	-	14,146
Amounts receivable		3,996	-	3,996
Advances and prepaid expenses		1,995	-	1,995
Inventory		21,660	-	21,660

		191,887	-	191,887
Exploration and evaluation assets	(h)	-	91,490	91,490
Mineral property, plant and equipment	(d),(e),(h) (i),(m)	258,482	(113,764)	144,718

Total Assets		450,369	(22,274)	428,095

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$11,312	$ -	$11,312
Dividends payable		3,429	-	3,429
Income taxes payable		5,121	-	5,121
Current portion of other liabilities	(b),(j)	422	-	422

		20,284	-	20,284
Deferred income taxes	(d),(e),(k) (m),(n)	38,113	(16,950)	21,163
Decommissioning liability	(d),(k)	5,528	(315)	5,213
Other liabilities	(l)	791	34	825

Total Liabilities		64,716	(17,231)	47,485

E Q U I T Y
Share capital	(b)	306,066	-	306,066
Contributed surplus	(b),(j)	10,677	2,793	13,470
Retained earnings	(b),(d),(e) (m),(n),(l)	68,910	(7,836)	61,074

		385,653	(5,043)	380,610

		$450,369	($22,274)	$428,095

The December 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

A S S E T S	Ref.	CDN GAAP	IFRS Adjustments	IFRS
Current Assets
Cash and cash equivalents		$146,334	$ -	$146,334
Short-term investments		41,846	-	41,846
Amounts receivable		5,749	-	5,749
Advances and prepaid expenses		3,136	-	3,136
Available-for-sale securities		9,380	-	9,380
FVTPL securities		1,094	-	1,094
Inventory		25,225	-	25,225

		232,764	-	232,764
Exploration and evaluation assets	(h)	-	99,767	99,767
Mineral property, plant and equipment	(d),(e), (h),(i),(m)	295,619	(121,714)	173,905

Total Assets		528,383	(21,947)	506,436

L I A B I L I T I E S

Current Liabilities
Accounts payable and accrued liabilities		$14,393	$ -	$14,393
Income taxes payable		3,373	-	3,373
Current portion of other liabilities		428	-	428

		18,194	-	18,194
Deferred income taxes	(d),(e) (m),(n)	42,784	(15,918)	26,866
Decommissioning liability	(d),(k)	7,731	(172)	7,559
Other liabilities	(l)	677	11	688

Total Liabilities		69,386	(16,079)	53,307

E Q U I T Y
Share capital	(b)	326,119	(252)	325,867
Contributed surplus	(b),(j)	17,314	6,002	23,316
Accumulated other comprehensive income	(o)	(960)	(372)	(1,332)
Retained earnings	(b),(d),(e) (m),(n),(l)	116,524	(11,246)	105,278

		458,997	(5,868)	453,129

		$528,383	($21,947)	$506,436

The Canadian GAAP statement of operations and comprehensive income for the period ended March 31, 2010 has been reconciled to IFRS as follows:

	Ref.	CDN GAAP	IFRS Adjustments	IFRS
OPERATING REVENUES
Gold sales		$46,651	$ -	$46,651

OPERATING EXPENSES

Mining and processing costs		11,275	-	11,275
Royalties		2,024	-	2,024
Amortization	(i),(k)	5,682	(67)	5,615
Exploration		2,041	-	2,041
Corporate and administrative		2,085	-	2,085
Stock-based compensation	(j)	1,500	43	1,543
Accretion expense	(p)	112	(112)	-
Employee future benefits		27	-	27

		24,746	(136)	24,610

EARNINGS FROM OPERATIONS		21,905	136	22,041
Interest income		272	-	272
Financing expense	(k),(l),(p)	-	(110)	(110)
Foreign exchange (loss) gain	(m)	108	(394)	(286)
Other expense		(1,406)	-	(1,406)

Earnings before income taxes for the year		20,879	(368)	20,511
Income taxes

Current tax expense		(7,299)	-	(7,299)
Deferred tax recovery	(d),(e) (m),(n)	425	1,888	2,313

Earnings for the year		$14,005	$1,520	$15,525

Other comprehensive income:
Unrealized gain (loss) on securities		-	-	-

Comprehensive income for the year		$14,005	$1,520	$15,525

Earnings per share

- basic		$0.12	$0.02	$0.14
- diluted		$0.12	$0.01	$0.13

The Canadian GAAP statement of operations and comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	Ref.	CDN GAAP	IFRS Adjustments	IFRS
OPERATING REVENUES
Gold sales		$189,272	$ -	$189,272

OPERATING EXPENSES

Mining and processing		46,560	-	46,560
Royalties		9,090	-	9,090
Amortization	(i),(k)	20,753	(267)	20,486
Exploration		7,594	-	7,594
Corporate and administrative		9,036	-	9,036
Stock-based compensation	(j)	13,300	3,000	16,300
Accretion	(p)	460	(460)	-
Employee future benefits		151	-	151

		106,944	2,273	109,217

EARNINGS FROM OPERATIONS		82,328	(2,273)	80,055
Interest income		1,510	-	1,510
Financing expense	(k),(l),(p)	-	(451)	(451)
Foreign exchange gain	(m),(o)	294	(333)	(39)
Other gain (net)		9,393	-	9,393

Earnings before income taxes		93,525	(3,057)	90,468
Income taxes
Current expense		(23,410)	-	(23,410)
Deferred tax expense	(d),(e) (m),(n)	(4,430)	1,167	(3,263)

Earnings		$65,685	($1,890)	$63,795

Other comprehensive income:
Unrealized loss on securities	(o)	(960)	(372)	(1,332)

Comprehensive income		$64,725	($2,262)	$62,463

Earnings per share

- basic		$0.57	$0.02	$0.55
- diluted		$0.56	$0.01	$0.55